ELLINGTON RESIDENTIAL MORTGAGE REIT

53 Forest Avenue

Old Greenwich, Connecticut 06870

November 3, 2023

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Kibum Park

Ellington Residential Mortgage REIT

Registration Statement on Form S-3 (File No. 333-275162)

Dear Mr. Park:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ellington Residential Mortgage REIT (the “Company”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 4:00 p.m. on November 7, 2023, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Daniel M. LeBey of Vinson & Elkins LLP at (804) 327-6310.

Very truly yours,

ELLINGTON RESIDENTIAL MORTGAGE REIT

By:	/s/ Christopher Smernoff
Name: Christopher Smernoff
Title: Chief Financial Officer